Exhibit 99.1

Polymer Group, Inc. 9335 Harris Corners Pkwy. Suite 300 Charlotte, NC 28269 www.polymergroupinc.com 704-697-5100

Polymer Group, Inc. Announces First Quarter Results

Continued Strength in Nonwovens Drives Growth and Profitability Improvement

For Immediate Release

Thursday, May 10, 2007

[Charlotte, NC] --- Polymer Group, Inc. (OTC Bulletin Board: POLGA/POLGB) announced results of operations for the first quarter ended March 31, 2007.

Operational highlights included:

•                  Sales continued to establish new record levels with first quarter sales growing 2.5% to $267.0 million compared to the first quarter of 2006

•                  Gross profit increased 6.6% over the prior year period to $46.0 million and gross profit margin increased to 17.2% compared to 16.6% the prior year due to increased volumes, improved product mix and manufacturing efficiencies that resulted in lower unit costs

•                  New capacity additions and a general improvement in the base business produced a 5.6% increase in volumes in the nonwovens segment

Net sales for the first quarter of 2007 were $267.0 million compared to $260.4 million in the first quarter of 2006.  Sales growth was driven primarily by improved volumes in the nonwovens businesses offset somewhat by lower sales prices reflecting the impact of changes in relative raw material costs compared to the prior year.  Volume increased significantly in Asia as the company’s new spunmelt line was ramping up during the quarter and as the U.S. and Latin American regions benefited from full run rate volumes from the previously installed spunbond lines.  Additionally, the nonwovens base business improved over the prior year period, with gains in the cable and wipes markets in the European region driving a 5.4% increase in sales volumes for the region.  Industrial market volumes were higher in the U.S. as new products ramped up during the quarter.  Offsetting the volume gains in the nonwovens segment were lower volumes in the oriented polymers segment, primarily as a result of the continued lower levels of lumberwrap sales first experienced during 2006.  Sales were also positively impacted during the quarter by currency translation improvements as a result of a weaker US dollar.

Gross profit was $46.0 million for the first quarter, representing a gross profit margin of 17.2%, compared to $41.4 million and 15.7%, respectively, for the previous quarter and $43.2 million and 16.6%, respectively, for the same period in 2006.  The company successfully improved profitability as a result of higher volumes, product mix improvements and improved manufacturing efficiencies resulting in lower unit costs.  The manufacturing cost improvements were experienced across the business, in part due to cost improvement programs implemented in 2006.  Raw material costs were relatively flat compared to the prior year and the prior quarter.

Operating income for the first quarter of 2007 was $11.7 million, which included $6.4 million of special charges associated with the company’s plans to consolidate plants in the U.S. and non-cash pension settlement costs in Canada as the company converted a portion of a defined benefit plan to a defined contribution plan.  Selling, general and administrative (SG&A) expenses were approximately $4.0 million lower in the first quarter compared to the prior year, primarily as a result of lower non-cash stock compensation expenses recognized in the first quarter of 2007 of $0.7 million versus $3.8 million in the comparable period of 2006.  The higher non-cash compensation costs during the first quarter of 2006 were the result of an initial grant of restricted stock associated with the 2005 Employee Restricted Stock Plan.  SG&A expenses represented 10.7% of sales in the first quarter of 2007 compared to 12.4% the prior year.

Polymer Group’s chief executive officer, Veronica (Ronee) M. Hagen, stated, “PGI’s business re-established its trend of year-over-year growth and profitability this quarter.  The nonwovens business continues to show strength in all regions, both as a result of the strategic capacity expansions implemented in 2006 and an encouraging continuation of improvement in the base business.  The company’s focus on cost control was evident in the improvement in our overall profit margins.”

“PGI is intensely focused on becoming the industry leader through growth and innovation.  The company has a strong track record of investment in both the developed and developing regions, and we expect to continue that commitment to our customers.  Our new line being installed in Argentina is progressing and is expected to be complete in the latter portion of this year.  Additionally, the company recently rolled out its new Spinlace® material at the IDEA 2007 trade show and received a strong response from the market.  Our first Spinlace™ line is due to be completed in the second half of 2007, providing customers with a new wiping application.  My goal is to ensure PGI has the right strategy, structure and competencies to achieve our strategic objectives in the years to come,” Hagen said.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 21 manufacturing and converting facilities throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements speak only as of the date of this release.  Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; substantial debt levels and potential inability to maintain sufficient liquidity to finance the company’s operations and make necessary capital expenditures; inability to meet existing debt covenants; information and technological advances; changes in environmental laws and regulations; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; domestic and foreign competition; reliance on major customers and suppliers; and risks related to operations in foreign jurisdictions.  Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

Dennis Norman

Vice President — Strategic Planning & Communication

(704) 697-5186

normand@pginw.com

 P O L Y M E R   G R O U P,  I N C.

 Consolidated Statements of Operations (Unaudited)

 Three Months Ended March 31, 2007

 Three Months Ended December 30, 2006 and

 Three Months Ended April 1, 2006

 (In Thousands, Except Per Share Data)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31,	December 30,	April 1,
	2007	2006	2006

Net sales	$267,037	$263,875	$260,441

Cost of goods sold	220,999	222,459	217,237

Gross profit	46,038	41,416	43,204

Selling, general and administrative expenses	28,442	27,141	32,398

Special charges, net	6,377	21,931	1,633
Foreign currency (gain) loss, net	(502)	(591)	567

Operating income (loss)	11,721	(7,065)	8,606

Other expense (income):
Interest expense, net	8,134	8,173	6,518
Other (gain) loss, net	(1,802)	(592)	491

Income (loss) before income tax expense and minority interests	5,389	(14,646)	1,597

Income tax expense	4,589	3,618	2,610
Minority interests, net of tax	510	596	592

Net income (loss)	$290	$(18,860)	$(1,605)

Average common shares outstanding	19,263	19,282	19,247

Income (loss) per common share:
Basic	$0.02	$(0.98)	$(0.08)

Diluted	$0.01	$(0.98)	$(0.08)

Selected Financial Data

Depreciation and amortization expense included in operating income	$14,204	$15,596	$14,438

Noncash compensation costs included in operating income	$711	$(338)	$3,823

Franchise Taxes	$472	$94	$398

Amortization of loan acquisition costs	$345	$334	$325

Capital expenditures	$10,963	$4,881	$30,845

Special charges, net
Asset Impairment charges	—	18,578	—
Restructuring and plant realignment costs	6,207	2,070	1,633
Other	170	1,283
	$6,377	$21,931	1,633

P O L Y M E R   G R O U P,  I N C.

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands)

	March 31,	December 30,
	2007	2006

A S S E T S

Current assets:
Cash and cash equivalents	$19,103	$32,104
Accounts receivable, net	142,686	129,287
Inventories	138,488	132,530
Other	27,044	22,318
Total current assets	327,321	316,239

Property, plant and equipment, net	408,953	411,054
Intangibles and loan acquisition costs, net	9,855	10,206
Other assets	3,642	4,598
Total assets	$749,771	$742,097

L I A B I L I T I E S A N D S H A R E H O L D E R S’ E Q U I T Y

Current liabilities:
Accounts payable	$91,200	$102,675
Accrued expenses and other	47,327	45,377
Current portion of long-term debt and short-term borrowings	24,977	8,740
Total current liabilities	163,504	156,792

Long-term debt	395,184	402,416
Other noncurrent liabilities	54,558	57,139
Total liabilities	613,246	616,347
Minority interests	17,228	16,654

Shareholders’ equity	119,297	109,096
Total liabilities and shareholders’ equity	$749,771	$742,097